UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response: 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Innospec Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45768S105

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,000,699

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,000,699

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,699

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine 25 Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 67,895

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 67,895

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,895

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,068,594

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,068,594

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,594

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 309,534

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 309,534

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 309,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.3%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 309,534

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 309,534

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 309,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,361,109

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,361,109

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,361,109

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,361,109

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,361,109

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,361,109

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45768S105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,739,237

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,739,237

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,739,237

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on November 10, 2008 and amended on October 23, 2009, February 3, 2010 and March 11, 2010 (as amended, the “Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of Innospec Inc. (the “Company”). The Company’s principal executive offices are located at Innospec Manufacturing Park, Oil Sites Road, Ellesmere Port, Cheshire, United Kingdom.

Item 2.	Identity and Background

	(a)	This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership (“T25”), with respect to the shares of Common Stock directly owned by it;

(iii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by each of TCP and T25;

(iv) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

(v) Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF;

(vi) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(vii) Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2; and

(viii) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TCP, T25, TMF and TCP 2.

TCP, TCM, T25, TMF, TCO, TCP 2, TAA and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)

The address of the principal business and principal office of each of TCP, T25, TCM, TMF, TCO, TCP 2 and TAA is 55 Railroad Avenue, Greenwich, Connecticut 06830. The business address of Mr. Gendell is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c)

The principal business of each of TCP, T25, TMF and TCP 2 is serving as a private investment limited partnership. The principal business of TCM is serving as the general partner of both TCP and T25. The principal business of TCO is serving as the general partner of TMF. The principal business of TAA is serving as the general partner of TCP 2. Mr. Gendell serves as the managing member of TCM, TCO and TAA.

	(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

TCP is a limited partnership organized under the laws of the State of Delaware. Each of TCO, TCM and TAA is a limited liability company organized under the laws of the State of Delaware. Each of TMF, T25 and TCP 2 is a limited partnership organized under the laws of the Cayman Islands. Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Except as set forth in Item 4, all of the shares of Common Stock owned by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

From March 16, 2010 through March 18, 2010, certain of the Reporting Persons sold an aggregate of 74,701 shares of Common Stock in open market broker transactions as follows:  On March 16, 2010, TCP sold 16,290 shares of Common Stock at a price of $11.08 per share, TMF sold 1,749 shares of Common Stock at a price of $11.08 per share, and T25 sold 357 shares of Common Stock at a price of $11.08 per share.  On March 17, 2010, TCP sold 45,521 shares of Common Stock at a price of $10.63 per share, TMF sold 4,888 shares of Common Stock at a price of $10.63 per share, and T25 sold 996 shares of Common Stock at a price of $10.63 per share.  On March 18, 2010, TCP sold 4,339 shares of Common Stock at a price of $11.07 per share, TMF sold 466 shares of Common Stock at a price of $11.07 per share, and T25 sold 95 shares of Common Stock at a price of $11.07 per share.

On April 26, 2010, TCP sold 864,897 shares of Common Stock, TMF sold 82,916 shares of Common Stock and T25 sold 18,187 shares of Common Stock, resulting in an aggregate of 966,000 shares of Common Stock sold by TCP, TMF and T25.  All sales were effected through open market broker transactions and occurred at a price of $13.35 per share.

On April 30, 2010, TMF distributed 47,173 shares of Common Stock to TCP 2 and T25 distributed 3,522 shares of Common Stock to TCP 2, resulting in the acquisition by TCP 2 of a total of 50,695 shares of Common Stock (the “Transferred Shares”). The Transferred Shares were distributed to TCP 2 as a result of the redemption by TCP 2 of ownership interests in TMF and T25.  On April 30, 2010, TCP transferred 1,228,052 shares of Common Stock to TCP 2.  These transactions did not change the aggregate Common Stock ownership of the Reporting Persons and has not changed the Reporting Persons’ purposes in holding shares of Common Stock as described in this Schedule 13D.

The Reporting Persons acquired the shares of Common Stock for investment purposes and in the ordinary course of business.  All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TMF, T25 and/or TCP 2, or otherwise.  In addition, TCP 2 may obtain securities of the Company through open market purchases, transfers from other Reporting Persons or otherwise.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.                   Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 4 to Schedule 13D.

A. Tontine Capital Partners, L.P.

(a)  Aggregate number of shares beneficially owned:  2,000,699.   Percentage: 8.4%.  The percentages used herein and in the rest of Item 5 are calculated based upon 23,743,973 shares of Common Stock of the Company issued and outstanding as of March 16, 2010, as disclosed in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 26, 2010.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  2,000,699

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  2,000,699

(c)  On March 16, 2010, TCP sold 16,290 shares of Common Stock at a price of $11.08 per share.  On March 17, 2010, TCP sold 45,521 shares of Common Stock at a price of $10.63 per share.  On March 18, 2010, TCP sold 4,339 shares of Common Stock at a price of $11.07 per share.  On April 26, 2010 TCP sold 864,897 shares of Common Stock at a price of $13.35 per share.  On April 30, 2010, TCP transferred 1,228,052 shares of Common Stock to TCP 2.

(d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)  Not applicable.

B.  Tontine 25 Overseas Master Fund, L.P.

(a)  Aggregate number of shares beneficially owned: 67,895.   Percentage: 0.3%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 67,895

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  67,895

(c)  On March 16, 2010, T25 sold 357 shares of Common Stock at a price of $11.08 per share.  On March 17, 2010, T25 sold 996 shares of Common Stock at a price of $10.63 per share.  On March 18, 2010, T25 sold 95 shares of Common Stock at a price of $11.07 per share.  On April 26, 2010, T25 sold 18,187 shares of Common Stock at a price of $13.35 per share.  On April 30, 2010, T25 distributed 3,522 shares of Common Stock to TCP 2.

(d)  TCM, the general partner of T25, has the power to direct the affairs of T25, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)  Not applicable.

C.  Tontine Capital Management, L.L.C.

(a)  Aggregate number of shares beneficially owned:  2,068,594.   Percentage:  8.7%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  2,068,594

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  2,068,594

(c)  TCM has not engaged in any transactions in Common Stock since the filing of Amendment No. 3 to this Schedule 13D on March 11, 2010.  On March 16, 2010, TCP sold 16,290 shares of Common Stock at a price of $11.08 per share and T25 sold 357 shares of Common Stock at a price of $11.08 per share.  On March 17, 2010, TCP sold 45,521 shares of Common Stock at a price of $10.63 per share and T25 sold 996 shares of Common Stock at a price of $10.63 per share.  On March 18, 2010, TCP sold 4,339 shares of Common Stock at a price of $11.07 per share and T25 sold 95 shares of Common Stock at a price of $11.07 per share.  On April 26, 2010 TCP sold 864,897 shares of Common Stock at a price of $13.35 per share and T25 sold 18,187 shares of Common Stock at a price of $13.35 per share.  On April 30, 2010, T25 distributed 3,522 shares of Common Stock to TCP 2 and TCP transferred 1,228,052 shares of Common Stock to TCP 2.

(d)  Not applicable.

(e)  Not applicable.

D. Tontine Capital Overseas Master Fund, L.P.

(a)  Aggregate number of shares beneficially owned: 309,534.  Percentage: 1.3%

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  309,534

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 309,534

(c)  On March 16, 2010, TMF sold 1,749 shares of Common Stock at a price of $11.08 per share.  On March 17, 2010, TMF sold 4,888 shares of Common Stock at a price of $10.63 per share.  On March 18, 2010, TMF sold 466 shares of Common Stock at a price of $11.07 per share.  On April 26, 2010, TMF sold 82,916 shares of Common Stock at a price of $13.35 per share.

(d)  TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)  Not applicable.

E. Tontine Capital Overseas GP, L.L.C.

(a)  Aggregate number of shares beneficially owned: 309,534.  Percentage: 1.3%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  309,534

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  309,534

(c)  TCO has not engaged in any transactions in Common Stock since the filing of Amendment No. 3 to this Schedule 13D on March 11, 2010.  On March 16, 2010, TMF sold 1,749 shares of Common Stock at a price of $11.08 per share.  On March 17, 2010, TMF sold 4,888 shares of Common Stock at a price of $10.63 per share.  On March 18, 2010, TMF sold 466 shares of Common Stock at a price of $11.07 per share.  On April 26, 2010, TMF sold 82,916 shares of Common Stock at a price of $13.35 per share.

(d)  Not applicable.

(e)  Not applicable.

F. Tontine Capital Overseas Master Fund II, L.P.

(a)  Aggregate number of shares beneficially owned: 1,361,109.  Percentage: 5.7%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  1,361,109

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,361,109

(c)  On April 30, 2010, TMF distributed 47,173 shares of Common Stock to TCP 2 and T25 distributed 3,522 shares of Common Stock to TCP 2.  On April 30, 2010, TCP transferred 1,228,052 shares of Common Stock to TCP 2.

(d)  TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)  Not applicable.

G.  Tontine Asset Associates, L.L.C.

(a)  Aggregate number of shares beneficially owned:  1,361,109.   Percentage:  5.7%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  1,361,109

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,361,109

(c)  On April 30, 2010, TMF distributed 47,173 shares of Common Stock to TCP 2 and T25 distributed 3,522 shares of Common Stock to TCP 2.  On April 30, 2010, TCP transferred 1,228,052 shares of Common Stock to TCP 2.

(d)  Not applicable.

(e)  Not applicable.

H.  Jeffrey L. Gendell

(a)  Aggregate number of shares beneficially owned: 3,739,237.  Percentage: 15.7%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  3,739,237

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  3,739,237

(c)  Mr. Gendell has not engaged in any transactions in Common Stock since the filing of Amendment No. 3 to this Schedule 13D on March 11, 2010.  On March 16, 2010, TCP sold 16,290 shares of Common Stock at a price of $11.08 per share, TMF sold 1,749 shares of Common Stock at a price of $11.08 per share, and T25 sold 357 shares of Common Stock at a price of $11.08 per share.  On March 17, 2010, TCP sold 45,521 shares of Common Stock at a price of $10.63 per share, TMF sold 4,888 shares of Common Stock at a price of $10.63 per share, and T25 sold 996 shares of Common Stock at a price of $10.63 per share.  On March 18, 2010, TCP sold 4,339 shares of Common Stock at a price of $11.07 per share, TMF sold 466 shares of Common Stock at a price of $11.07 per share, and T25 sold 95 shares of Common Stock at a price of $11.07 per share.  On April 26, 2010 TCP sold 864,897 shares of Common Stock at a price of $13.35 per share, TMF sold 82,916 shares of Common Stock at a price of $13.35 per share and T25 sold 18,187 shares of Common Stock at a price of $13.35 per share.  On April 30, 2010, TMF distributed 47,173 shares of Common Stock to TCP 2 and T25 distributed 3,522 shares of Common Stock to TCP 2.   On April 30, 2010, TCP transferred 1,228,052 shares of Common Stock to TCP 2.

(d)  Not applicable.

(e)  Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                   Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2010
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P. and Tontine 25 Overseas Master Fund, L.P., as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., and as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P.

Name/Title